August 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:	Solaris Water, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted August 3, 2021
CIK No. 0001865187

Ladies and Gentleman:

On behalf of our client Solaris Water, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated August 13, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is confidentially submitting the revised draft Registration Statement (“Submission No. 4”) with the Commission. Submission No. 4 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of Submission No. 4 that has been marked to show changes made to the Registration Statement confidentially submitted on August 3, 2021.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.  References in the responses to page numbers and section headings refer to page numbers and section headings in Submission No. 4.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 23, 2021

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 47

1.	Your revised disclosure on page 47 regarding your exclusive forum provision is not consistent with your disclosure regarding your exclusive forum provision on page 120. Please revise or advise.

Response:  We acknowledge the Staff’s comment and have revised page 120 of Submission No. 4 to match our disclosure on page 47.

Dividend Policy, page 57

2.
You disclose that you expect to pay a quarterly cash dividend on your Class A common stock commencing after completion of the offering. Please revise your disclosure here and elsewhere, as appropriate, to describe the limitations on your ability to pay dividends under your existing credit agreement. In this regard, we note the restrictions on such payments contained in Section 6.08 of your second amended and restated credit agreement. Please also disclose whether your dividend policy will be reflected in any written policies of the company.

Response:  We acknowledge the Staff’s comment and have revised pages 18, 48 and 57 of Submission No. 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
Capital Requirements, page 72

3.
We note your response to prior comment 10 and reissue the comment. Please revise to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised page 71 of Submission No. 4.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 23, 2021

Certain Relationships and Related Party Transactions
Tax Receivable Agreement, page 110

4.
In describing the implications of your tax receivable agreement, you state “we expect that the payments we will be required to make under the tax receivable agreement will be substantial.” Please disclose estimates of payments and how you intend to fund the required payments under the agreement. Please also tell us how you intend to account for this arrangement at the outset and in subsequent periods, specifically with regard to recognizing and adjusting an accrual for amounts payable under the agreement, and explain your rationale. Please identify the specific authoritative literature that you have considered in formulating your view.

Response:  We advise the Staff that, as stated on page 109 of Submission No. 4, estimating the amount and timing of payments under the Tax Receivable Agreement is by its nature imprecise.

We have revised the Registration Statement to include unaudited pro forma financial information that gives effect to the reorganization of Solaris LLC (the “Reorganization”) and Solaris Inc.’s acquisition of a portion of each TRA Holder’s Solaris LLC Units in connection with this offering (the “Initial Exchange”). We expect to make pro forma adjustments to include a tax provision for Solaris Inc.’s portion of Solaris LLC’s income or loss in connection with the Reorganization. We also expect to make pro forma adjustments to include a deferred tax asset and a non-current liability in connection with the Initial Exchange. The deferred tax asset will be based on the anticipated tax effects of the difference between the book and tax bases in our assets following the Reorganization and the Initial Exchange. Please see pages F-2 through F-7 of Submission No. 4.

The Initial Exchange and subsequent exchanges are not accounted for as business combinations since they are common control transactions. Under the Transactions Between Entities Under Common Control subsection of ASC 805-50, Business Combinations – Related Issues, assets and liabilities acquired in a common control transaction are recorded at their carrying amounts. Any differences between consideration paid (which would include the non-current liability) and the carrying amounts of the assets and liabilities received are recognized within equity. The increase in tax basis will result in increased amortization and depreciation deductions for tax purposes. The differences between the tax and financial reporting bases are temporary. Based on the guidance in ASC 740, the tax effects of this temporary difference will be recorded as an increase in our deferred tax assets.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 23, 2021

At the date the Tax Receivable Agreement is executed, we will have contractually committed to pay the TRA Holders 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we will actually realize as a result of the increases in tax basis that may arise in connection with the Initial Exchange, and of certain other tax benefits related to entering into the Tax Receivable Agreement.

Except with respect to certain changes of control or an early termination, as already disclosed, amounts payable under the Tax Receivable Agreement are not assured – either as to amount or timing. We generally do not become obligated to make a payment under the Tax Receivable Agreement until tax benefits of the transactions have been realized. Amounts payable under the Tax Receivable Agreement are contingent upon a number of factors including (1) future taxable income over the term of the Tax Receivable Agreement and (2) future changes in tax laws. If we do not have sufficient taxable income to utilize the deductions in the future, a payment will not be required. As such, the obligations under the Tax Receivable Agreement meet the definition of a loss contingency under ASC 450, which requires recognition when a payment is probable and reasonably estimable. Additionally, the Tax Receivable Agreement is not a transaction described in ASC 450-10-15-2A that is specifically outside of the scope of the guidance on contingent consideration (e.g. contingencies in a business combination).

The initial accounting for any liability recorded in connection with the Initial Exchange and the initial accounting for any exchanges subsequent to the Initial Exchange are recorded in equity. The subsequent accounting for any changes to previously recorded liabilities are recognized in earnings.

As previously noted, the Initial Exchange will result in an increase in tax basis, but not in financial reporting basis. The increase in tax basis will result in increased amortization and depreciation deductions for tax purposes in the future. Because the transactions giving rise to the basis difference are transactions involving shareholders, the offset of the net realizable deferred tax asset would be recognized in equity. Pursuant to an Internal Revenue Code Section 754 election, each future purchase or exchange by us is expected to result in our receiving an increase in the tax basis of tangible and intangible assets of Solaris LLC.

To the extent that future changes in the obligation under the Tax Receivable Agreement are not due to (1) transactions among or with our shareholders and (2) actual payments under the Tax Receivable Agreement—such changes will be recognized in earnings, but not as a component of the income tax provision.

Based on the guidance in ASC 740-20-45-11(g), we intend to only record the offset to the deferred tax asset in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset are not due to transactions among or with our shareholders, we intend to reflect those changes in earnings as component of income in the tax provision.

Adjustments to the obligation under the Tax Receivable Agreement, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the Tax Receivable Agreement will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 23, 2021

Principal and Selling Stockholders, page 116

5.
Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by each of your "5% Stockholders." See Instruction 2 to Item 403 of Regulation S-K. Please also provide the same disclosure with respect to the shares beneficially owned by the "Other Selling Stockholders," or tell us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Response:  We acknowledge the Staff’s comment and have revised pages 115 and 116 of Submission No. 4.

Financial Statements, page F-1

6.	Please update your financial statements and related disclosures throughout your filing to comply with Rule 3-12 of Regulation S-X.

Response:  We acknowledge the Staff’s comment and undertake to update the financial statements as requested by Rule 3-12 of Regulation S-X through the effective date of the registration statement. We note that Submission No. 4 includes the requisite financial statements for the six months ended June 30, 2021.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6888 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:	William A. Zartler, Chairman and Chief Executive Officer
Amanda M. Brock, President and Chief Operating Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP